Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

a different kind of
oil & natural gas
company

LINN Energy
LINNCo

NASDAQ:LINE • NASDAQ:LNCO

LINN Employee Town Hall Meeting February 21, 2013

Why Berry?
Why Berry?
Excellent MLP Asset
Strategic Fit With Our Business Model
Platform for Growth

Large acquisition of low-decline assets with attractive inventory
Production is 75% liquids with excellent operating margins
More than half of our revenues will be driven by crude oil
Complementary operating areas to existing LINN operations
–
Increased geographic presence in California, Permian Basin,
East Texas, Rockies
Immediately accretive
Total production to increase 30%
Proved reserves to increase 34%
Liquids reserves to increase 55%
Gas reserves to increase 17%
Proved reserves to total 6.5 Tcf equivalent (1.1 billion barrels of oil equivalent), with 54% oil and NGLs and 46% natural gas
All-stock deal allows LINN to improve debt metrics with potential access to high-grade capital programs

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Uinta
Acquired in 2003
Approximately 106,000 acres
Running 3 rigs in 2012
San Joaquin Basin
Legacy assets circa 1909
Heavy crude oil produced using thermal recovery
5th Largest Producer in CA
Permian
Entered the basin in 2010
Approximately 61,000 acres
Running 5 rigs in 2012

3

About Berry
About Berry
Headquartered in Denver, CO
Started in 1909 by mining family and
went public in 1986
Currently operates in five areas:
2013 focus on $550 million capital
budget on liquids rich and oil plays
Current enterprise value of $3.9 billion
(1)
Note: Market data as of February 20, 2013 (BRY closing price of $38.59). Source: Bloomberg.
(1) Does not include implied premium.
Berry Asset Map
California – 20.0 MBOE/d
Uinta – 7.1 MBOE/d
Permian – 8.1 MBOE/d
East Texas – 2.3 MBOE/d
Piceance – 2.6 MBOE/d
$2.2 billion market cap
$1.7 billion debt
0.8% yield

Berry Petroleum Acquisition
Berry Petroleum Acquisition
Stock-for-stock transaction for total consideration of $4.3 billion, including assumption of debt; estimated premium of 20% percent
First strategic use of newly formed LinnCo shares as consideration in a corporate acquisition
Clear path to completion
Subject to approval by Berry and LinnCo shareholders and LINN Energy unitholders, as well as customary closing conditions and regulatory approvals
Expected to close June 30, 2013
Operational: Increase in size and scale with significant geographic expansion, long-lived, mature asset portfolio, increase in liquids exposure, proved reserves and production
Financial: Immediately accretive, improved leverage metrics; tax efficient transaction to LINN Energy; tax-free for Berry shareholders; allows for participation in upside of the combined company

Terms
Terms
Strategic
Strategic
Benefits
Benefits
Timing
Timing

MLP and Independent E&P Rankings
MLP and Independent E&P Rankings
Note: Market data as of February 20, 2013 (LINE and LNCO closing price of $36.65 and $36.99, respectively). Source: Bloomberg.
(1) Pro forma for merger.
LINN is one of the largest MLP and independent E&P companies
7
th
largest public MLP/LLC
11
th
largest domestic independent oil & natural gas company

Rank Master Limited Partnership Enterprise Value ($MM) Rank Independent E&P Enterprise Value ($MM)
1. Enterprise Products Partners $60,375 1. ConocoPhillips $89,597
2. Kinder Morgan Energy Partners $46,756 2. Occidental Petroleum Corp. $64,934
3. Energy Transfer Equity $38,964 3. Anadarko Petroleum Corp. $52,281
4. Williams Partners $26,732 4. Apache Corp. $41,773
5. Plains All American Pipeline $24,767 5. EOG Resources Inc. $39,943
6. Energy Transfer Partners $22,574 6. Chesapeake Energy Corp. $34,955
7. LINN Energy LLC (Pro Forma) $18,943 7. Marathon Oil Corporation $26,927
8. ONEOK Partners $17,173 8. Devon Energy Corporation $24,449
9. Enbridge Energy Partners $14,874 9. Noble Energy Inc. $22,575
10. El Paso Pipeline Partners $13,363 10. Pioneer Natural Resources Co. $19,920
11. Magellan Midstream Partners $11,658 11. LINN Energy LLC (Pro Forma) $18,943
12. Markwest Energy Partners $9,470 12. Continental Resources Inc. $17,937
13. Boardwalk Pipeline Partners $8,848 13. Range Resources Corp. $14,274
14. Buckeye Partners $7,234 14. Southwestern Energy Co. $13,163
15. Sunoco Logistics Partners $6,851 15. Cabot Oil & Gas Corp. $12,312
16. Access Midstream Partners $6,667 16. Concho Resources Inc. $11,890
17. Western Gas Partners $6,569 17. Murphy Oil Corp. $11,241
18. Amerigas Partners $6,448 18. EQT Corp. $11,066
19. Cheniere Energy Partners $5,770 19. Plains Exploration & Production $10,094
20. Regency Energy Partners $5,655 20. Denbury Resources Inc. $10,033
21. Targa Resources Partners $5,404 21. Cobalt International Energy $9,155
22. Nustar Energy LP $5,228 22. Sandridge Energy Inc. $8,803
23. Teekay LNG Partners $5,159 23. QEP Resources Inc. $8,595
24. Copano Energy LLC $4,521 24. Whiting Petroleum Corp. $7,298
25. Genesis Energy LP $4,435 25. Newfield Exploration Co. $6,546

Proved Reserves (Tcfe)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
18.0
12.1
10.9
7.1
6.5
6.5
6.5
5.9
4.8
4.7
4.4
3.9
3.0
2.7
2.5
DVN
MRO
EOG
NBL
PXD
RRC
LINE PF
SWN
LINE
CLR
QEP
NFX
COG
CXO
DNR

Production (Bcfe/d)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
4.1
2.9
2.7
1.8
1.6
1.5
1.0
1.0
0.9
0.8
0.8
0.7
0.6
0.5
0.4
DVN
MRO
EOG
RRC
SWN
NBL
LINE PF
PXD
QEP
LINE
NFX
COG
CLR
CXO
DNR

LINN Energy –
LINN Energy –
A Premier U.S.
A Premier U.S.
Independent E&P Company
Independent E&P Company

Daily Production of E&P Peers
(1)
Proved Reserves of E&P Peers
(1)
Increases LINN’s size and scale among leading, independent E&P companies
Now one of the largest producers of hydrocarbons in the United States
Source: Company press releases and SEC filings.
(1) Reserves and production data includes most recent information released by listed companies.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Uinta Basin
Piceance Basin
California
Permian Basin
East Texas
ND
WY
UT
CO
CA
KS
OK
NM
TX
MI
IL
LA
Corporate Headquarters (Houston)
LINN Operations
Recently Acquired Assets

Where We Will Operate
Where We Will Operate
Expanded presence in California, the Permian Basin, East Texas, the
Rockies and addition of attractive new core area in the Uinta Basin

Note: All operational and reserve data as of December 31, 2012, pro forma for merger.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

S. Midway
Ethel D

~5-8% Decline
BOED
16,000
12,000
8,000
4,000
0
2012
2013
2014
2015
2016
2017

Continuous Vertical Steam Injectors
Depletion
Wet Zone

Berry Assets –
Berry Assets –
South Midway
South Midway

Asset Highlights
Asset Highlights
S. Midway-Sunset Field Map
S. Midway-Sunset Field Map
Stable production from legacy assets in the 9th largest
field in the U.S.
13,070 BOPD in Q4 from 3,475 acres, 92% NRI
Heavy crude (13° API) produced using steam injection
with development focused on deeper pay zones and
continuous injection in flanks
Berry’s California assets have low IP rates and a very
shallow decline in the 5% - 8% range
S. Midway asset team should deliver ~$250 MM of free
cash flow in 2013
Production Forecast for South Midway
Production Forecast for South Midway
Includes: Homebase, Formax, Ethel D, Placerita, Poso Creek
Continuous Steam Injection at S. Midway
Continuous Steam Injection at S. Midway

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

16,000
12,000
8,000
4,000
0
BOED
5,000 – 5,500 BOED in '13
2012
2013
2014
2015
2016
2017

Diatomite Field Map

McKittrick
21Z
Berry's
Diatomite

Berry Assets –
Berry Assets –
Diatomite
Diatomite

540 acres, 100% working interest, 90% NRI
360 million barrels of oil in place, targeting 23% - 40%
recovery or 83 - 144 MMBOE
Diatomite contains 15° API gravity heavy oil
Average drilling depth of 800 feet
Targeting 1,000 wells on 5/8 acre spacing
Upside comes from increased recovery and lower
steam oil ratio (SOR)
Asset Highlights
Asset Highlights
Production Forecast for Diatomite
Production Forecast for Diatomite

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

10,000
8,000
6,000
4,000
2,000
0
BOED
+7-8% BOED in '13
2012
2013
2014
2015
2016
2017

*Assumes 3 Rig Program

Hockley
Garza
Stonewall
Shackleford
Dawson
Borden
Eddy
NM
Lea
Andrews
Martin
Howard
TX
Winkler
Ector
Glasscock
Ward
Crane
Reagan
Upton
Irion
Pecos
Crockett
Schleicher
LINN Fields
Berry Areas
Wolfberry Trend

Berry Assets –
Berry Assets –
Permian
Permian

Total of ~61,000 net acres in the Permian, 75%
NRI
Wolfberry drilling inventory of ~325 proved
locations on 40’s and over 600 potential
locations on 20’s
Upside potential from de-risking deeper
formations and 20-acre downspacing
Permian Asset Locator Map
Permian Asset Locator Map
Asset Highlights
Asset Highlights
Production Forecast for Permian
Production Forecast for Permian

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

UINTA
BASIN
DUCHESNE
COUNTY

15,000
10,000
5,000
0
BOED
2012
2013
2014
2015
2016
2017

Target Formations

Prod. Zone
FORMATION
LITHO
Brundage
Lake Canyon Core
Lake Canyon Step-Outs
Green River
Wasatch
Garden Gulch
Douglas Creek
Black Shale
Castle Peak
Uteland Butte
Colton
Flagstaff
North Horn
Green River
Upper Wasatch

Berry Assets –
Berry Assets –
Uinta
Uinta

Production Forecast for Uinta
Production Forecast for Uinta
Since entering Uinta basin in 2003, ~165,000 net
acres compiled, including
40,000 net acres in Brundage Canyon, 100% WI
Rights to 85,000 net acres in Lake Canyon
• 42.6% average WI
• 40,000 net acres earned to date
25,000 net acres in Ashley Forest, 100% WI
~600 Producing wells on 40-acre spacing;
historically 60% crude oil and 40% gas
Continue to expand footprint via small bolt-on
acquisitions
Asset Highlights
Asset Highlights
Uinta Basin Map
Uinta Basin Map

What Happens Next?
What Happens Next?
Combined company will retain LINN Energy name and will be led by
Mark Ellis and LINN executive team
Headquarters to remain in Houston and will maintain an operating presence in Denver, where Berry is currently headquartered
Transaction is expected to close June 30
Until the transaction is complete, LINN and Berry will operate as two independent companies
LINN/Berry team to develop a detailed and thoughtful integration plan to ensure a seamless combination
Senior leadership steering committee
Asset integration team led by Greg Nunn
We will make every effort to keep you informed as things develop and progress

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

a different kind of oil & natural gas company

LINN Energy's mission is to **acquire, develop and maximize cash flow** from a growing portfolio of long-life oil and natural gas assets.

Embrace & Drive Change

Pursue Growth

Take Action

Respect Others

Be Passionate

Connect

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.